SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 3)

GLOBAL IMAGING SYSTEMS, INC.

(Name of Subject Company)

GLOBAL IMAGING SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

37934A100

(CUSIP Number of Class of Securities)

Thomas S. Johnson

Chairman and Chief Executive Officer

Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

(813) 960-5508

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Joseph L. Johnson III, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109-2881 (617) 570-1000	J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Avenue, NW Washington, DC 20001 (202) 346-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on April 4, 2007 and as subsequently amended (the “Initial Schedule 14D-9”), by Global Imaging Systems, Inc., a Delaware corporation (the “Company”). The Initial Schedule 14D-9 relates to the cash tender offer by RG Acquisition I Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Xerox Corporation, a New York corporation (the “Parent” or “Xerox”), disclosed in a Tender Offer Statement on Schedule TO, dated April 4, 2007, as amended (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price of $29.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2007, and the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following to the end thereof:

The initial period of the Offer expired at 12:00 midnight, New York City time, on Tuesday, May 8, 2007. The Offer was not extended. Based on the information provided by Xerox and the Purchaser, as of such time, 45,567,421 Shares were tendered and not withdrawn prior to the expiration of the Offer, including 2,740,389 Shares subject to guaranteed delivery procedures. The Purchaser has accepted all validly tendered and not withdrawn Shares for payment. The Shares tendered and not withdrawn represent approximately 90.4 percent of the Company’s outstanding Shares.

Pursuant to the terms of the Merger Agreement, Xerox intends to cause the merger of the Purchaser with and into the Company (the “Merger”) following the expiration of the Offer. The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation, wholly owned by Xerox. Pursuant to the Merger Agreement, at the Effective Time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company, Parent or the Purchaser, which will be canceled and retired and shall cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware) will be converted into the right to receive $29.00 net in cash without interest and less any required withholding taxes.

Pursuant to the Merger Agreement, each of the directors of the Company, other than Messrs. R. Eric McCarthey and Edward N. Patrone, submitted letters of resignation from the Company’s Board of Directors and each of its subsidiaries effective as of May 9, 2007.

On May 9, 2007, the Company’s Board of Directors appointed Messrs. James Firestone, Timothy J. MacCarrick and Lawrence A. Zimmerman and Mses. Kathleen Fanning, Rhonda L. Seegal and Leslie F. Varon as directors of the Company to fill vacancies created by such resignations. Such individuals were designated for appointment as directors of the Company by Xerox and Purchaser pursuant to the Merger Agreement.

Item 9. Exhibits.

Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Press Release issued by Xerox on May 9, 2007 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 2 of the Schedule TO of Xerox and RG Acquisition I Corp. filed with the Securities and Exchange Commission on May 9, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2007	GLOBAL IMAGING SYSTEMS, INC.

	By:	/s/ THOMAS S. JOHNSON
Thomas S. Johnson Chairman and Chief Executive Officer